UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40405

Jiuzi Holdings Inc.

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 28, 2022, Jiuzi Holdings Inc. (the “Company”) adopted a 2022 equity incentive plan (the “2022 Plan”), to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2022 Plan has a maximum number of 2,000,000 ordinary shares of the Company available for issuance pursuant to all awards under the 2022 Plan. The Company may grant options, restricted shares and other share-based awards pursuant to the 2022 Plan.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Jiuzi Holdings Inc. 2022 Equity Incentive Plan, dated July 28, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIUZI HOLDINGS INC.

Date: August 11, 2022	By:	/s/ Shuibo Zhang
		Name:	Shuibo Zhang
		Title:	Chief Executive Officer

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